SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Del Taco Restaurants, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 245496 104
(CUSIP Number) Scott Williams, Esq.
McDermott Will & Emery LLP
227 W. Monroe, Suite 4700
Chicago, IL 60606
(312) 372-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Levy Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) - 0 -
14	TYPE OF REPORTING PERSON CO

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSON Levy Family Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,086,111
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,086,111
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,086,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 10.2%*
14	TYPE OF REPORTING PERSON CO

* Based on 38,205,461 shares of Common Stock outstanding as of April 29, 2016, as reported in the Quarterly Report on Form 10-Q of the Issuer for the first quarter of fiscal 2016, plus the common stock issuable upon exercise of the Warrants held by reporting person.

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSON Lawrence F. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,086,111
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,086,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,086,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%*
14	TYPE OF REPORTING PERSON IN

* Based on 38,205,461 shares of Common Stock outstanding as of April 29, 2016, as reported in the Quarterly Report on Form 10-Q of the Issuer for the first quarter of fiscal 2016, plus the common stock issuable upon exercise of the Warrants held by reporting person.

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ari B. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,086,111
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,086,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,086,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 10.2%*
14	TYPE OF REPORTING PERSON IN

* Based on 38,205,461 shares of Common Stock outstanding as of April 29, 2016, as reported in the Quarterly Report on Form 10-Q of the Issuer for the first quarter of fiscal 2016, plus the common stock issuable upon exercise of the Warrants held by reporting person .

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock (“Common Stock”) of Del Taco Restaurants, Inc. (the “Issuer”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 22, 2013, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on November 25, 2013 and the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on March 18, 2015 and Amendment No. 3 to Schedule 13D on July 10, 2015. Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 4 is being made to reflect the distribution of Common Stock known as “Founder Shares” and warrants to purchase Common Stock (the "Warrants") to the members of Levy Acquisition Sponsor, LLC for no consideration. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D, as amended to date.

Item 4.	PURPOSE OF THE TRANSACTION

On June 30, 2016, 1,783,781 shares of Common Stock known as Founder Shares and Warrants to purchase 5,049,623 shares of Common Stock were released from an escrow account in accordance with the Escrow Agreement among Continental Bank Stock Transfer & Trust Company, the Issuer, Levy Acquisition Sponsor, LLC and certain other holders of Founder Shares. Following the release of the Founder Shares and Warrants held in the escrow account, on July 6, 2016, Levy Acquisition Sponsor, LLC distributed to its members all of the Common Stock and Warrants held by Levy Acquisition Sponsor, LLC, pro rata, in accordance with the membership interests of the members for no consideration. In the pro rata distribution, Levy Family Partners, LLC, the manager and a member of Levy Acquisition Sponsor, LLC, received 692,459 shares of Common Stock and 1,769,652 Warrants.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth above in the cover pages and in Item 4 to this Amendment No. 4 is incorporated herein by reference.

The percentage beneficial ownership is based on 38,205,461 shares of the Issuer’s Common Stock outstanding as of April 29, 2016, as reported in the Quarterly Report on Form 10-Q of the Issuer for the first quarter of fiscal 2016, as adjusted to reflect the shares of Common Stock issuable upon the exercise of Warrants by the Reporting Person.

The percentage holdings shown do not reflect the shares of Common Stock that would be issued upon exercise of Warrants held by stockholders other than the Reporting Person.

(c) On May 26, 2016, Ari Levy and Larry Levy each received from the Issuer 10,616 shares of Restricted Common Stock as director compensation. The Restricted Common Stock vests on May 26, 2017 and may not be voted or transferred, except in limited circumstances, on vesting.

(d) Not applicable.

(e) As of July 1, 2016, Levy Acquisition Sponsor, LLC ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth above in Item 4 to this Amendment No. 4 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2016

LEVY ACQUISITION SPONSOR, LLC By: /s/ Ari B. Levy* Name: Ari B. Levy Its: President LEVY FAMILY PARTNERS, LLC By: /s/ Ari B. Levy* Name: Ari B. Levy Its: Manager /s/ Lawrence F. Levy* Lawrence F. Levy

/s/ Ari B. Levy* Ari B. Levy
By: /s/ Zachary A. Swartz, Attorney-in-Fact
Name: Zachary A. Swartz Attorney-in-Fact